Exhibit 99.2

New Gold Announces Results of Vote for Election of Board of Directors

May 2, 2014 – New Gold Inc. (“New Gold”) (TSX:NGD) and (NYSE MKT:NGD) today announces the voting results from the election of its Board of Directors at New Gold’s Annual General and Special Meeting of Shareholders (the “Meeting”) held on April 30, 2014 in Toronto, Ontario.  The director nominees listed in the Management Information Circular dated March 19, 2014 were elected as directors of New Gold at the Meeting.  Detailed results of the vote are set out below.

Director Nominee	Votes For	% Votes For	Withheld	% Withheld
Randall Oliphant	326,402,750	96.89%	10,477,688	3.11%
David Emerson	332,101,110	98.58%	4,779,328	1.42%
James Estey	333,901,163	99.12%	2,979,275	0.88%
Robert Gallagher	334,523,427	99.30%	2,357,011	0.70%
Vahan Kololian	333,714,760	99.06%	3,165,679	0.94%
Martyn Konig	333,774,387	99.08%	3,106,052	0.92%
Pierre Lassonde	333,725,527	99.06%	3,154,911	0.94%
Raymond Threlkeld	317,764,883	94.33%	19,115,554	5.67%

Note: Percentages are based on votes cast for or withheld from voting.

The results of the other matters considered at the Meeting are disclosed in the Report on Voting Results filed on SEDAR on May 2, 2014.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold’s objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com